SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C. 20549

                                     FORM 11-K

     (Mark One)
     [ x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995

                                    OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to _________________

                                    0-11963
                           (Commission file number)

                                IOMEGA CORPORATION
                (Exact name of issuer as specified in its charter)


                   Delaware                             86-0385884
             (State or other jurisdiction of         (I.R.S. Employer
             incorporation or organization)         Identification Number)


                       1821 West Iomega Way, Roy, Utah        84067
                  (Address of Principal Executive Offices)   (Zip Code)


                    Iomega Retirement and Investment Savings Plan
                               (Full title of the Plan)

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                  FINANCIAL STATEMENTS AS OF
                  DECEMBER 31, 1995 AND 1994

              TOGETHER WITH REPORT OF INDEPENDENT
                      PUBLIC ACCOUNTANTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of
December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Iomega Retirement and Investment Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Salt Lake City, Utah
March 25, 1996

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN


          INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




Statement of Net Assets Available for
  Benefits as of December 31, 1995                            1

Statement of Net Assets Available for
  Benefits as of December 31, 1994                            2

Statement of Changes in Net Assets
  Available for Benefits for the Year Ended
  December 31, 1995                                          3-4

Notes to Financial Statements                                5-8

Schedule of Assets Held for Investment
  Purposes as of December 31, 1995                            9

Schedule of Reportable Transactions for
  the Year Ended December 31, 1995                           10

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                    AS OF DECEMBER 31, 1995

                                      FUND INFORMATION
                                       FIDELITY FUNDS


                                                                              Short
                                                  Managed       Retirement    Term
                         Magellan    Contrafund    Income      Money Market   Bond
INVESTMENTS, at fair
  value                 $1,235,532   $5,709,915   $2,206,285   $  946,222     $494,854

RECEIVABLES:
  Employee
    contributions            7,182       25,398        7,383        6,430        1,766
  Employer
    contributions           40,465      211,920       85,481       54,596       21,103
                        ----------   ----------   ----------   ----------     --------
NET ASSETS              $1,283,179   $5,947,233   $2,299,149   $1,007,248     $517,723
                        ==========   ==========   ==========   ==========     ========

                                      FUND INFORMATION
                                        FIDELITY FUNDS

                           U.S.                    U.S.
                          Equity      Asset       Equity      Iomega     Participant
                        Income II    Manager       Index     Stock Fund     Loans     Total
INVESTMENTS, at fair
  value                $1,727,713   $  980,902   $  280,312  $3,069,205   $609,951    $17,260,891

RECEIVABLES:
  Employee
    contributions           7,336        5,525        2,517      14,673          -         78,210
  Employer
    contributions          60,495       48,512       17,086      97,560          -        637,218
                       ----------   ----------    ---------  ----------   --------    -----------
NET ASSETS             $1,795,544   $1,034,939    $ 299,915  $3,181,438   $609,951    $17,976,319
                       ==========   ==========    =========  ==========   ========  =========

The accompanying notes to financial statements are an integral part of these statements.

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                    AS OF DECEMBER 31, 1994


                                     FUND INFORMATION
                                       FIDELITY FUNDS

                                                                           Short
                                                Managed      Retirement    Term
                        Magellan   Contrafund    Income    Money Market    Bond
INVESTMENTS, at fair
  value                 $404,965   $4,454,635  $2,144,444   $1,128,308    $514,129

RECEIVABLES:
  Employee
    contributions              -       23,810       7,926        5,932       2,379
  Employer
    contributions              -      118,964      75,764       37,379      13,144
                        --------   ----------  ----------   ----------    --------
NET ASSETS              $404,965   $4,597,409  $2,228,134   $1,171,619    $529,652
                        ========   ==========  ==========   ==========    ========

                                           FUND INFORMATION
                                              FIDELITY FUNDS

                          U.S.                   U.S.
                         Equity      Asset      Equity    Participant
                       Income II    Manager     Index       Loans       Total
INVESTMENTS, at fair
  value               $1,410,501  $1,160,550   $195,295   $   67,271   $11,480,098

RECEIVABLES:
  Employee
    contributions          6,371       5,674      1,349            -        53,441
  Employer
    contributions         36,745      32,006      4,785            -       318,787
                      ----------  ----------  ---------   ----------   -----------
NET ASSETS            $1,453,617  $1,198,230 $  201,429   $   67,271   $11,852,326
                      ==========  ========== ==========   ==========   ===========

The accompanying notes to financial statements are an integral part of these statements.

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

             FOR THE YEAR ENDED DECEMBER 31, 1995

                                  FUND INFORMATION
                                   FIDELITY FUNDS

                                                                              Short
                                                    Managed      Retirement   Term
                           Magellan    Contrafund    Income    Money Market   Bond
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
    Contributions-
      Employee           $   50,766   $  578,047   $  229,578   $  142,914    $  63,461
      Employer               40,465      211,595       85,481       54,272       21,103
      Rollover              133,526       98,417       43,476       27,958        9,823
                         ----------   ----------   ----------   ----------    ---------
                            224,757      888,059      358,535      225,144       94,387
                         ----------   ----------   ----------   ----------    ---------
    Investment Income-
      Interest and
        dividends            69,290      447,231      134,374       60,394       33,201
      Realized gain          72,697      311,081            -            -        4,193
      Net unrealized
        appreciation
        in fair value
        of investments       20,795      868,602            -            -       12,896
                           --------   ----------   ----------   ----------   ----------
                            162,782    1,626,914      134,374       60,394       50,290
                           --------   ----------   ----------   ----------   ----------
          Total additions   387,539    2,514,973      492,909      285,538      144,677

REDUCTIONS IN NET ASSETS
  ATTRIBUTABLE TO
  Distributions to
  participants              (33,061)    (287,077)    (119,815)    (143,117)      (1,180)
Transfers between
   funds                    523,736     (878,073)    (302,079)    (306,791)    (155,426)
                         ----------  ------------   ----------  -----------   -----------
      Net additions
         (reductions)       878,214    1,349,823       71,015     (164,370)     (11,929)
NET ASSETS:
  Beginning of year         404,965    4,597,409    2,228,134    1,171,619      529,652
                         ----------  -----------  -----------   ----------    ---------
  End of year            $1,283,179   $5,947,232   $2,299,149   $1,007,249    $ 517,723
                         ==========   ==========   ==========   ==========     ========


The accompanying notes to financial statements are an integral part of these statements.

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

             FOR THE YEAR ENDED DECEMBER 31, 1995

                                   FUND INFORMATION
                                    FIDELITY FUNDS

                            U.S.                   U.S.
                           Equity       Asset     Equity     Iomega      Participant
                          Income II    Manager    Index     Stock Fund      Loans       Total
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
    Contributions-
      Employee           $  180,593  $  145,728  $ 41,287  $   53,654     $        -    $ 1,486,028
      Employer               60,496      48,512    17,086      97,560              -        636,570
      Rollover               63,426       6,229    20,258      56,409              -        459,522
                        -----------  ----------  --------  ----------     -----------   -----------
                            304,515     200,469    78,631     207,623              -      2,582,120
                        ----------- ----------- ---------  ----------     -----------   -----------
    Investment Income-
      Interest and
        dividends            73,847      32,320     7,136           -         28,222        886,015
      Realized gain          85,122      43,274    27,087     230,839              -        774,293
      Net unrealized
        appreciation
        in fair value
        of investments      228,064     105,020    43,470   1,478,243              -      2,757,090
                          ---------  ----------  --------  ----------       ---------    ----------
                            387,033     180,614    77,693   1,709,082          28,222     4,417,398
                          ---------  ----------  --------  ----------       ---------    -----------
 Total additions            691,548     381,083   156,324   1,916,705          28,222     6,999,518
REDUCTIONS IN NET ASSETS
  ATTRIBUTABLE TO
  Distributions to
  participants             (70,096)    (166,930)  (48,444)       (217)         (5,588)     (875,525)
Transfers between
   funds                  (279,525)    (377,444)   (9,394)  1,264,950         520,046             -
                         ----------   ---------- --------- -----------       --------    ----------
      Net additions
         (reductions)      341,927     (163,291)   98,486   3,181,438         542,680     6,123,993
NET ASSETS:
 Beginning of year       1,453,617    1,198,230   201,429           -          67,271    11,852,326
                       -----------  ----------- --------- -----------        --------   -----------
  End of year           $1,795,544   $1,034,939  $299,915  $3,181,438        $609,951   $17,976,319
                       ===========  ===========  ======== ===========        ========   ===========

The accompanying notes to financial statements are an integral part of these statements.

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Participation
- ------------------

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant. Prior to January 1, 1995, certain members of management of Iomega served as trustees of the trust which holds the Plan assets.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


Eligibility, Contributions and Benefits
- ---------------------------------------------------

Employees who have completed six months of service and who have attained 21 years of age are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to IRS limitations.

Iomega may make additional contributions and the Board of Directors of Iomega determines each year the amount and manner of the matching contribution allocation to be made to the accounts of eligible participants. Iomega matched employee contributions in amounts up to $650 per participant for 1995, totaling $355,187. Participants immediately vest in all contributions.

Effective January 1, 1995, Iomega amended its plan to allow additional performance matching Company contributions which are based upon the Company meeting or exceeding annual budgeted profits. This performance matching contribution will match 50 percent of each dollar of an employee's contributions that exceed the employees initial annual $600 contribution up to a maximum of three percent of the employee's compensation or $4,500, whichever is less. The performance matching contribution for 1995 totaled $281,382. Participants vest in all performance matching contributions at a rate of 20 percent for each year of service. After five years of service, employees become immediately vested in all performance matching contributions.


Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.


Investment Options
- -----------------------------

The Plan provides for ten investment options. These options, as well as the number of participants investing in each option, are as follows: the Magellan Fund, 111 participants; the Contrafund, 485 participants; the
Managed Income Portfolio, 313 participants; the Retirement Money Market Portfolio, 162 participants; the U.S. Equity Income II Fund, 217 participants; the Asset Manager, 161 participants; the Short Term Bond Portfolio, 97 participants; the U.S. Equity Index Portfolio, 55 participants; Iomega Stock Fund, 151 participants; and the Participant Loan Fund, 134 participants (the "Funds"). The Participant Loan Fund is managed by Iomega and the remaining nine funds are managed by the Fidelity Management & Research Company ("Fidelity"), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The Managed Income Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates. The Managed Income Portfolio's goal is to maintain a stable $1.00 share price.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant's account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The U.S. Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor's Daily Stock Price Index 500 ("S&P 500"). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Short Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Iomega Stock Fund invests only in Iomega common stock. A small amount of the Iomega Stock Fund (approximately 1 to 2 percent) is held in cash to meet the Plan's liquidity needs for making distributions and transfers. Shares of Iomega stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

The Participant Loan Fund is invested solely in promissory notes executed by participants. With the Plan's consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by the Company or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1995, the loans bear interest at rates ranging from 8.34 to 10.00 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time. All loans, regardless of term, become due and payable when the participant's employment terminates.


Termination of the Plan
- ------------------------------------

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


(2)  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
- -----------------------------

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments
- -------------------------

Contributions are invested in various securities. Participants direct the trustee as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.

Expenses
- -----------------

Iomega pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees.


(3)  NET UNREALIZED APPRECIATION (DEPRECIATION)
       IN FAIR MARKET VALUE OF INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year
(or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.


(4)  TAX STATUS

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes as the qualified plan trust is exempt from income taxes.

          IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                    AS OF DECEMBER 31, 1995

                                    (c) Number
                                          of                     (e) Current
(a)    (b) Issuer/Investment Type    Units Held     (d) Cost          Value
        Fidelity Investments
         Institutional Services Co.:
            Magellan                  14,370      $ 1,112,561     $ 1,235,532
            Contrafund               150,182        4,249,713       5,709,915
            Managed Income         2,206,285        2,206,284       2,206,285
            Retirement Money Market  946,222          946,222         946,222
            Short Term Bond           55,727          528,398         494,854
            U.S. Equity Income II     80,621        1,353,050       1,727,713
            Asset Manager             61,887          827,513         980,902
            U.S. Equity Index         12,420          186,093         280,312
 *          Iomega Stock Fund        136,046        1,360,122       3,069,205

 *     Participant Loans
                                  Interest
                                rates ranging
                                 from 8.34%
                                 to 10.00%            609,951         609,951
                                                  -----------     -----------
                                                  $13,379,907     $17,260,891
                                                  ===========     ===========



*denotes party-in-interest

         IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

        ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

             FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                       (h)
                                                                                     Current
                          (b)            Number of     (c)        (d)      (g)      Value at
(a) Identity of       Description          Trans-    Purchase   Selling  Cost of   Transaction  (I) Net
Party Involved         of Asset           actions     Price      Price    Asset       Date        Gain
- -------------------- --------------     ----------  ---------- --------  -------   -----------  --------
Fidelity Investments    46,582 shares of    142    $1,704,295  $      -   $1,704,295 $1,704,295    N/A
 Institutional          Contrafund
 Services Co.*

Fidelity Investments    43,514 shares of    110             -  1,628,699   1,293,093  1,628,699   335,606
 Institutional          Contrafund
 Services Co.*

Fidelity Investments    19,597 shares of    92        291,015         -      291,015    291,015    N/A
 Institutional          Asset
 Services Co.*          Manager

Fidelity Investments    41,625 shares of    65              -   618,957      579,479    618,957    39,478
 Institutional          Asset
 Services Co.*          Manager

Fidelity Investments    35,322 shares of   117        696,950         -      696,950    696,950     N/A
 Institutional          U.S.  Equity
 Services Co.*          Income II

Fidelity Investments    34,300 shares of    80              -   692,294      614,880    692,294    77,414
 Institutional          U.S. Equity
  Services Co.*         Income II

Fidelity Investments    11,758 shares of    83      1,040,228         -    1,040,228  1,040,228     N/A
 Institutional          Magellan
 Services Co.*

Fidelity Investments    3,450 shares of     26              -   303,153      258,934     303,153   44,219
 Institutional          Magellan
 Services Co.*

Fidelity Investments    167,255 shares of   56      1,955,790         -    1,955,790   1,955,790    N/A
 Institutional          Iomega
 Services Co.*          Stock Fund

Fidelity Investments    31,209 shares of    17              -   595,668      343,421     595,668  252,247
 Institutional          Iomega
 Services Co.*          Stock Fund

Fidelity Investments    378,773 units of    82        378,773         -      378,773     378,773    N/A
 Institutional          Retirement
 Services Co.*          Money Market

Fidelity Investments    560,859 units of    74              -   560,859      560,859     560,859        -
 Institutional          Retirement
 Services Co.*          Money Market

Fidelity Investments    558,703 units of    70        558,703         -      558,703     558,703    N/A
 Institutional          Managed
 Services Co.*          Income

Fidelity Investments    496,862 units of    65              -   496,862      496,862     496,862        -
 Institutional          Managed
 Services Co.*          Income

*denotes party-in-interest

                          SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Roy, Utah on the 26th day of June, 1996.


                                       IOMEGA RETIREMENT AND
                                       INVESTMENT SAVINGS PLAN



                                       By:/s/ Daniel W. Henrie
                                          Daniel W. Henrie
                                          Plan Administrator

                         EXHIBIT INDEX


The following exhibits are filed as part of this Annual Report on Form 11-K.

 Exhibit
 Number         Description
- ------------    -------------------------------------

23.1             Consent of Arthur Andersen LLP